                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                        PHOENIX INTERNATIONAL LTD., INC.
                        --------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of class of securities)

                                   719078-10-7
                                  ------------
                                 (CUSIP Number)

                              MS. PATRICIA B. TODD
                           2550 TYVOLA ROAD, SUITE 460
                         CHARLOTTE, NORTH CAROLINA 28217
                            TELEPHONE: (704) 357-3133
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

                                October 25, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 719078-10-7



1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)

                      LONDON BRIDGE SOFTWARE HOLDINGS PLC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ENGLAND AND WALES

   NUMBER OF       7.      SOLE VOTING POWER       0.  SEE ITEMS 4, 5 AND 6.
    SHARES
 BENEFICIALLY      8.      SHARED VOTING POWER     3,107,078.  SEE ITEMS 4, 5 AND 6.
   OWNED BY
     EACH          9.      SOLE DISPOSITIVE POWER  861,623.  SEE ITEMS 4, 5 AND 6.
  REPORTING
   PERSON
    WITH           10.     SHARED DISPOSITIVE POWER                    0
0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               3,107,078

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.4%

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages
                            Exhibit Index on Page 11

CUSIP NO. 719078-10-7



1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  London Bridge Core Systems, Inc. (formerly known as London Bridge Acquisition Company, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

   NUMBER OF       7.      SOLE VOTING POWER            0
    SHARES
 BENEFICIALLY      8.      SHARED VOTING POWER     2,245,455.  SEE ITEMS 4, 5 AND 6.
   OWNED BY
     EACH          9.      SOLE DISPOSITIVE POWER       0
  REPORTING
   PERSON
    WITH           10.     SHARED DISPOSITIVE POWER     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,245,455

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.2%

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 11 Pages
                            Exhibit Index on Page 11

         This Amendment No. 4 (this "Amendment) amends the Statement on Schedule 13D dated February 14, 2000, as amended by Amendment No. 1 on August 22, 2000, Amendment No. 2 on September 22, 2000 and Amendment No. 3 on October 7, 2000 (as amended, the "Schedule 13D"), and is filed by London Bridge Software Holdings plc. ("London Bridge" or the "Reporting Person") and London Bridge Core Systems, Inc. (formerly known as London Bridge Acquisition Company, Inc.), a Delaware corporation and an indirect wholly owned subsidiary of London Bridge ("Sub"). This Amendment is filed with respect to the Common Stock, $.01 par value per share (the "Common Stock"), of Phoenix International Ltd., Inc., a Florida corporation (the "Company"). Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety to read as follows:

         "This Schedule is filed on behalf of London Bridge and Sub. London Bridge's business address is 16th Floor London Bridge House, 25 London Bridge Street, London, England SE1 9SG. Its principal business is the development of software systems for retail financial institutions. London Bridge and Sub disclaim the existence of a group with any other persons or entities.

         Set forth below are the name, citizenship, business address, present principal occupation and name and address of the employer of each executive officer and director of London Bridge. Unless otherwise indicated, the business address of each such executive officer and director is 16th Floor London Bridge House, 25 London Bridge Street, London, England SE1 9SG.

Name                       Citizenship               Business Address            Principal Occupation
----                       -----------               ----------------            --------------------
Gordon Crawford            United Kingdom            London Bridge                Chairman, Executive
(Chairman,                                                                        Director and Chief
Executive Director                                                                Executive Officer of
and Chief Executive                                                               London Bridge
Officer of London
Bridge)

James Reid                 United Kingdom            London Bridge                Executive Director
(Executive Director                                                               and Finance Director
and Finance Director                                                              of London Bridge
of London Bridge)

Jon Lee                    United Kingdom            London Bridge                Chief Operating
(Executive Director                                                               Officer of
and Chief Operating                                                               London Bridge
Officer of London
Bridge)

Chris Rowbottom            United Kingdom            London Bridge                Managing Director
(Executive Director                                                               of Europe and Asia
and Managing Director                                                             Operations of London Bridge
of Europe and Asia
Operations of London
Bridge)

John C. Birkmire           United Kingdom            London Bridge                Non-Executive
(Non-Executive                                                                    Director of London
Director of London                                                                Bridge
Bridge)

Kenneth R. Hunt            United States             International                President and Chief
(Non-Executive                                       Management Consultancy       Executive Officer of
Director of London                                   Ltd., Inc.                   International
Bridge)                                              P.O. Box 14291               Management Consultancy
                                                     Greensboro, NC               Ltd, Inc.
                                                     27415

Paul Boughton              United Kingdom            Faircy Group plc             Business Development
(Non-Executive                                       Station Road                 Director of Faircy
Director of London                                   Egham, Surrey, England       Group plc
Bridge)                                              TW20 9 NP

Simon J. Parsliffe         United Kingdom            London Bridge                Secretary of London
(Secretary of                                                                     Bridge
London Bridge)


                               Page 4 of 11 Pages
                            Exhibit Index on Page 11

         Sub's business address is 16th Floor London Bridge House, 25 London Bridge Street, London, England, SE1 9SG. Sub was incorporated for the purpose of acquiring substantially all of the assets and certain liabilities of the Company pursuant to the Transaction (as defined below).

         Set forth below are the name, citizenship, business address, present principal occupation and name and address of the employer of each executive officer and director of Sub. Unless otherwise indicated, the business address of each such executive officer and director is 16th Floor London Bridge House, 25 London Bridge Street, London, England SE1 9SG.

Name                       Citizenship               Business Address           Principal Occupation
----                       -----------               ----------------           --------------------
Gordon Crawford            United Kingdom            London Bridge              Chairman, Executive
(Director of Sub)                                                               Director and Chief
                                                                                Executive Officer of
                                                                                London Bridge

James Reid                 United Kingdom            London Bridge              Executive Director
(Director of Sub)                                                               and Finance Director
                                                                                of London Bridge

Jon Lee                    United Kingdom            London Bridge              Chief Operating
(Director, President                                                            Officer of London
and Chief Executive                                                             Bridge
Officer of Sub)

Chris Rowbottom            United Kingdom            London Bridge              Managing Director of
(Senior Vice                                                                    Europe and Asia
President of                                                                    Operations
Operations of Sub)

Russ Bennet                United States             LBSS, Inc.                 Senior Vice
(Senior Vice                                         3550 Engineering Drive     President - Operations
President of Sub)                                    Suite 200                  of LBSS, Inc.
                                                     Norcross, GA 30092

Chris Anderson             United States             LBSS, Inc.                 Senior Vice
(Senior Vice                                         3550 Engineering Drive     President - Finance
President of                                         Suite 200                  and Chief Financial
Finance; Treasurer                                   Norcross, GA 30092         Officer of LBSS, Inc.
and Chief Financial
Officer of Sub)

Patricia B. Todd           United States             LBSS, Inc.                 Senior Vice
(Senior Vice                                         2550 W. Tyvola Road        President and
President of Legal                                   Suite 460                  General Counsel of
Affairs and Secretary                                Charlotte, NC 28217        LBSS, Inc.
of Sub)

Simon Parsliffe            United Kingdom            London Bridge              Secretary of
(Assistant Secretary                                                            London Bridge
of Sub)

Banks Neil                 United States             LBSS, Inc.                 Assistant General
(Assistant Secretary                                 3550 Engineering Drive     Counsel of LBSS, Inc.
of Sub)                                              Suite 200
                                                     Norcross, GA 30092

         During the last five years, neither London Bridge nor Sub, nor, to the best knowledge of London Bridge or Sub, any of the persons listed in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws."


                               Page 5 of 11 Pages
                            Exhibit Index on Page 11

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following new second paragraph:

                  "No separate consideration was paid by London Bridge or Sub in connection with the Shareholders' Agreements (as defined below). If the Purchase Agreement (as defined below) is consummated in accordance with its terms, all amounts to be paid by London Bridge and Sub in connection therewith will be funded from amounts available in London Bridge's cash accounts."

ITEM 4.     PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety to read as follows:

                  "London Bridge acquired the Shares on February 14, 2000 for investment purposes to participate in the future financial growth of the Company. In addition, London Bridge and the Company agreed to engage in the joint marketing of certain software products.

                  On August 22, 2000 London Bridge and the Company entered into an Exclusivity Agreement (the "Exclusivity Agreement") which provided that for a period of 30 consecutive days, the Company would not, nor would it authorize or permit any of its subsidiaries or any of the directors, officers, employees, advisors or agents or any other representatives of the Company or its subsidiaries to, directly or indirectly, (a) solicit, initiate or encourage the submission of, or enter into any agreement or understanding with respect to, any acquisition proposal or (b) participate in, engage in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to assist or facilitate any inquiries or the making of, any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal. The Company agreed promptly to provide oral and written notice to London Bridge of (a) the receipt during the exclusivity period of any acquisition proposal or any inquiry which could reasonably be expected to lead to any acquisition proposal, (b) the material terms and conditions of such acquisition proposal or inquiry, and (c) the identity of such person making any such acquisition proposal or inquiry. The Company and London Bridge agreed to work together in good faith to execute definitive documentation with respect to a transaction as soon as the parties deemed to be reasonably practicable recognizing that time is of the essence and taking into account recent developments with the Company's financial statements.

                  In addition, the Exclusivity Agreement provided that if within six months after the date of the Exclusivity Agreement, the Company entered into any agreement relating to, or consummated, an acquisition proposal with a person other than London Bridge, then immediately prior to, and as a condition of, consummation of such transaction the Company would pay to London Bridge upon demand $2.0 million.

                  On September 22, 2000 London Bridge and the Company amended the Exclusivity Agreement to extend the exclusivity period through October 8, 2000. The parties also agreed to negotiate in good faith with respect to the execution by such date of a definitive agreement providing for the acquisition of the Company by London Bridge and the extension by London Bridge to the Company of a working capital line of credit of up to $10 million for interim financing. All other terms and conditions of the Exclusivity Agreement remained unchanged by the amendment.

                  On October 3, 2000 London Bridge and the Company further amended the Exclusivity Agreement to extend the exclusivity period through October 31, 2000. All other terms and conditions of the Exclusivity Agreement remained unchanged by the amendment.


                               Page 6 of 11 Pages
                            Exhibit Index on Page 11

                  On October 25, 2000, Company entered into an Asset Purchase Agreement (the "Purchase Agreement") with London Bridge and Sub. Pursuant to the Purchase Agreement, the Company agreed to sell and Sub agreed to buy substantially all of the assets of the Company and its subsidiaries for cash in the amount of $45,462,092 (the "Purchase Price") and Sub agreed to assume certain specified liabilities of the Company and its subsidiaries (the "Transaction"). In addition, on October 27, 2000, London Bridge entered into a Loan Agreement (the "Loan Agreement") with the Company, whereby London Bridge agreed to loan to the Company up to $10,000,000 to fund the Company's working capital requirements until the closing of the transactions contemplated by the Purchase Agreement.

                  On the closing date, Sub will pay to the Company cash in an amount equal to the difference between the Purchase Price (as adjusted pursuant to the Purchase Agreement) and the amounts deposited into escrow on the closing date. London Bridge will deposit into an escrow account an amount equal to (i) 25% of the Purchase Price to indemnify London Bridge and Sub for certain liabilities plus
           (ii) the then outstanding borrowings under the line of credit. Upon expiration of the escrow period on September 30, 2001, London Bridge and Sub will pay to the Company out of the escrow account any additional amounts remaining in escrow that are not required to be returned to London Bridge.

                  The completion of the Transaction is subject to various conditions, including the approval of the Purchase Agreement and the Transaction by the holders of at least 66 2/3% of the Company's outstanding Common Stock, final settlement of the pending class action litigation against the Company and the receipt of all necessary governmental and regulatory approvals. Additionally, the Purchase Agreement may be terminated by the Company or London Bridge if the Transaction has not been completed by March 31, 2001.

                  Pursuant to the terms of the Loan Agreement, London Bridge has agreed to provide to the Company a line of credit of up to $10,000,000. The line of credit is secured by the Company's intellectual property. The Company may draw on the line of credit no more than once in any 30 day period. Each borrowing must be a minimum of $200,000 and cannot exceed $2,000,000. Interest on the line of credit is equal to the prime rate plus 1.0%. Interest and principal are payable on maturity. The maturity date of the loan is the earlier of (i) the closing of the Transaction, (ii) 90 days following an event of default under the terms of the Loan Agreement, (iii) the conversion of the outstanding amounts under the loan into Common Stock at the option of London Bridge and (iv) the termination of the Purchase Agreement in accordance with its terms. The Loan Agreement also contains other customary representations, warranties and covenants. If the Transaction is consummated pursuant to the Purchase Agreement, the outstanding balance under the Loan Agreement shall be repaid through an adjustment in the Purchase Price.

                  In addition, London Bridge and the Company amended the Governance Agreement (as defined below) on October 25, 2000 (the "Amendment to the Governance Agreement") to provide that the Shares that London Bridge purchased from the Company in February 2000 will be voted by the Company in favor of the Purchase Agreement and the Transaction. Additionally, in connection with the Purchase Agreement, SAFECO Asset Management Company, SAFECO Corporation and Robert Fleming Inc. (collectively the "Shareholders") entered into Shareholders' Agreements dated October 25, 2000 with the Purchaser (the "Shareholders' Agreements"). Pursuant to the Shareholders' Agreements, these three firms agreed to vote an aggregate of 2,245,455 shares of the Company's Common Stock, which together equal approximately 24.2% of the outstanding Common Stock of the Company, in favor of the Purchase Agreement and the Transaction and against any competing acquisition proposal or any other sale of a material amount of assets or securities of the Company. The Shareholders' Agreements terminate upon the earlier to occur of the consummation of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement.


                               Page 7 of 11 Pages
                            Exhibit Index on Page 11

                  The Shareholders' Agreements provide that the Shareholders (i) except as consented to in writing by London Bridge, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate or otherwise dispose of or limit their right to vote in any manner any of their shares of Common Stock, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Shareholders from performing their obligations under the Shareholders' Agreement. In addition, during the term of the Shareholders' Agreements, neither the Shareholders nor any person acting as an agent of the Shareholders or otherwise on the Shareholders' behalf shall, directly or indirectly, solicit, encourage or initiate negotiations with, or provide any information to (except as permitted under the Purchase Agreement), any corporation, partnership, person or other entity or group (other than London Bridge or an affiliate or an associate of London Bridge) concerning any sale, transfer, pledge or other disposition or conversion of their shares of Common Stock.

                  London Bridge and the Company also entered into a Reseller Agreement dated as of October 25, 2000 (the "Reseller Agreement"). Pursuant to the terms of the Reseller Agreement, the Company granted to London Bridge a non-transferable, non-exclusive license to market and support certain of the Company's software until the closing of the Transaction.

                  London Bridge entered into the Purchase Agreement, the Shareholders' Agreements, the Loan Agreement and the Reseller Agreement with the intent of acquiring substantially all of the assets and certain of the liabilities of the Company. The above descriptions of the Exclusivity Agreement (and the amendments thereto), the Purchase Agreement, the Shareholders' Agreements, the Loan Agreement, the Reseller Agreement and the Amendment to the Governance Agreement and the related matters set forth in this Item are summaries, and are qualified in their entirety by reference to, the complete text of such agreements. The Exclusivity Agreement (and the amendments thereto), the Purchase Agreement, the Shareholders' Agreements, the Loan Agreement, the Reseller Agreement, the Amendment to the Governance Agreement and the related press releases are attached to this Schedule 13D as Exhibits, and are incorporated herein by reference."

ITEM 5.  INTEREST OF SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "The 861,623 Shares owned by London Bridge constitute approximately 9.2% of the issued and outstanding shares of Common Stock and approximately 9.2% of the voting power of all of the Company's voting stock outstanding at the date of filing of this Schedule 13D. Subject to the agreements described in Items 4 and 6, London Bridge exercises sole voting and investment power with respect to these Shares.

         In addition, London Bridge has entered into Shareholders' Agreements with the Shareholders who own in the aggregate 2,245,455 shares of Common Stock, representing approximately 24.2% of the issued and outstanding shares of Common Stock. The Shareholders have agreed to vote their shares of Common Stock in favor of the Purchase Agreement and the Transaction and against any competing acquisition proposal or any other sale of a material amount of assets or securities of the Company. See Item 4.

         London Bridge has no other holdings of Common Stock and has effected no other transactions in the Common Stock during the past 60 days."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by adding the following:

         "The information contained in Item 4 is incorporated herein by reference."


                               Page 8 of 11 Pages
                            Exhibit Index on Page 11

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

*1.      Stock Purchase Agreement dated as of February 14, 2000.
*2.      Governance Agreement dated as of February 14, 2000.
*3.      Registration Rights Agreement dated as of February 14, 2000.
*4.      Exclusivity Agreement, dated as of August 22, 2000, between London
         Bridge Software Holdings plc. and Phoenix International Ltd., Inc.
*5.      Press release issued by London Bridge Software Holdings plc. on August
         22, 2000.
*6.      Amendment to Exclusivity Agreement dated as of September 22, 2000, between London Bridge Software Holdings plc. and Phoenix International
         Ltd., Inc.
*7.      Amendment to Exclusivity Agreement dated as of October 7, 2000, between
         London Bridge Software Holdings plc. and Phoenix International Ltd.,
         Inc.
8.       Asset Purchase Agreement dated as of October 25, 2000 among Phoenix
         International Ltd., Inc., London Bridge Software Holdings plc. and
         London Bridge Acquisition Company, Inc.
9.       Loan Agreement dated of October 27, 2000 between Phoenix International
         Ltd., Inc. and London Bridge Acquisition Company, Inc.
10.      Shareholder's Agreement dated as of October 25, 2000 between
         London Bridge Acquisition Company, Inc. and SAFECO Asset Management
         Company.
11.      Shareholder's Agreement dated as of October 25, 2000 between London
         Bridge Acquisition Company, Inc. and SAFECO Corporation.
12.      Shareholder's Agreement dated as of October 25, 2000 between London
         Bridge Acquisition Company, Inc. and Robert Fleming Inc.
13.      Amendment to Governance Agreement dated as of October 25, 2000
14.      Reseller Agreement dated as of October 25, 2000 between London Bridge
         Software Holdings plc and Phoenix International Ltd., Inc.
15.      Press Release in the United States dated October 25, 2000.
16.      Press Release in the United Kingdom dated October 25, 2000.

----------------------
*  Previously filed.


                               Page 9 of 11 Pages
                            Exhibit Index on Page 11

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2000


                                          LONDON BRIDGE SOFTWARE HOLDINGS PLC.

                                          By: /s/ Jon Lee
                                              --------------------------------
                                              Name: Jon Lee
                                              Title: Chief Operating Officer




                                          LONDON BRIDGE CORE SYSTEMS, INC.

                                          By: /s/ Jon Lee
                                              --------------------------------
                                              Name: Jon Lee
                                              Title: Chief Executive Officer


                               Page 10 of 11 Pages
                            Exhibit Index on Page 11

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------
*1.      Stock Purchase Agreement dated as of February 14, 2000.

*2.      Governance Agreement dated as of February 14, 2000.

*3.      Registration Rights Agreement dated as of February 14, 2000.

*4.      Exclusivity Agreement, dated as of August 22, 2000, between London
         Bridge Software Holdings plc. and Phoenix International Ltd., Inc.

*5.      Press release issued by London Bridge Software Holdings plc. on August
         22, 2000.

*6. Amendment to Exclusivity Agreement dated as of September 22, 2000, between London Bridge Software Holdings plc. and Phoenix International
         Ltd., Inc.

*7.      Amendment to Exclusivity Agreement dated as of October 7, 2000, between
         London Bridge Software Holdings plc. and Phoenix International Ltd.,
         Inc.

8.       Asset Purchase Agreement dated as of October 25, 2000 among Phoenix
         International Ltd., Inc., London Bridge Software Holdings plc. and
         London Bridge Acquisition Company, Inc.

9.       Loan Agreement dated of October 27, 2000 between Phoenix International
         Ltd., Inc. and London Bridge Acquisition Company, Inc.

10.      Shareholder's Agreement dated as of October 25, 2000 between London
         Bridge Acquisition Company, Inc. and SAFECO Asset Management Company.

11.      Shareholder's Agreement dated as of October 25, 2000 between London
         Bridge Acquisition Company, Inc. and SAFECO Corporation.

12.      Shareholder's Agreement dated as of October 25, 2000 between London
         Bridge Acquisition Company, Inc. and Robert Fleming Inc.

13.      Amendment to Governance Agreement dated as of October 25, 2000

14.      Reseller Agreement dated as of October 25, 2000 between London Bridge
         Software Holdings plc and Phoenix International Ltd., Inc.

15.      Press Release in the United States dated October 25, 2000.

16.      Press Release in the United Kingdom dated October 25, 2000.


----------------------
*  Previously filed.


                               Page 11 of 11 Pages
                            Exhibit Index on Page 11